

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2012

Via Email
Gregory L. Ebel
President and Chief Executive Officer
Spectra Energy Corp.
5400 Westheimer Court
Houston, TX 77056

Re: **Spectra Energy Corp.**
Form 10-K for the fiscal year ended December 31, 2011
Filed February 27, 2012
File No. 001-33007

Dear Mr. Ebel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Estimates, page 53

Impairment of Goodwill, page 54

1.   We note your disclosure that the fair values of your reporting units at April 1, 2011 exceeded their carrying values. In this regard, please revise to disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should:

- Disclose the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;
- Describe the methods and key assumptions used and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible;
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Operations and Significant Accounting Policies, page 77

2.   Please expand your disclosure to clearly identify your reporting units for purposes of goodwill impairment testing and explain to us how you determined the reporting units identified.   We note your disclosure that you determined the reporting unit level to be an operating segment or one level below and that your reportable operating segments are not comprised of operating segments that have been aggregated. Further, your disclosure in Note 11 implies your reporting unit level for goodwill impairment testing is at the level of your reportable segments.

Note 2. Corrections of Immaterial Error, page 84

3.   We note your change in presentation for the borrowings and repayments under your revolving bank credit facility which you state are generally of significant amounts with terms of 90 days or less. If borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, please revise future filings to provide disclosure about the intra-period variations in Management's Discussion and Analysis of Financial Condition and Results of Operations.   See Reference made to SEC Release No. 34-62934, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis.

Note 11. Goodwill, page 100

4.   Refer to the goodwill roll-forward schedule by reportable segments. Please reconcile for us the difference between the increase in goodwill amount of $150 million reported in the schedule within the US Transmission reportable segment during 2011 and the disclosed increased goodwill amount of $194 million associated with the Big Sandy transaction in 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342 or Dietrich King, Legal Branch Chief at (202) 551-3338 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief